UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Closes 27th Drone as a Service Acquisition Expanding into Idaho, Strengthening Drone-Based Surveying and Civil Engineering Services for Government and Construction Customers
99.2	ZenaTech’s ZenaDrone Begins In-House PCB Flight Testing, Advancing Vertical Integration Strategy Toward NDAA-Compliant Blue UAS Certification and Expanded Defense Opportunities
99.3	ZenaTech Expands ZenaWorx Drone-based Construction Monitoring Software to Include Digital Terrain Modeling and Signs First AI Data Center Customer
99.4	ZenaTech Anticipates Competitive Advantage for ZenaDrone as U.S. Imposes Tariffs of Up to 100% on Imported Drones and Components
99.5	ZenaTech Closes 28th Drone as a Service Acquisition, Adding a Canadian-based Civil and Structural Engineering Firm with Customers Across Five Provinces

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer